Exhibit 99.1

Kandi Technologies Announces Changes to Board of Directors and Senior Management Team

JINHUA, CHINA, Oct. 10, 2024 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (NASDAQ GS: KNDI) (“Kandi” or the “Company”), a leading producer of all-electric personal transportation and utility vehicles, today announced key changes to its Board of Directors and executive leadership, effective October 6, 2024, marking a strategic transition that underscores the Company’s commitment to long-term growth, operational resilience, and sustainable value for shareholders.

Mr. Xiaoming Hu has resigned as Chairman of the Board after decades of dedicated service. Mr. Hu will remain on the Board as a Director, offering valuable insight as he transitions toward retirement. The Company is sincerely grateful for his leadership and vision, which drove Kandi’s success over the years and laid the foundation for its bright future.

Mr. Hu commented, “As I move toward retirement, I am confident that Kandi is well-positioned to achieve great success in the years ahead.  The new management team is solid, and our product portfolio has never been stronger.  Our strategic shift to off-road vehicles has proven wise, with momentum building daily, especially in the important U.S. market.  We are not resting on our laurels.  We will expand our strategy with several new initiatives in the weeks ahead, which we will announce soon.  Kandi’s prospects are brighter than ever.”

Following careful consideration, the Board elected Dr. Xueqin Dong as Chairman, effective immediately.  Dr. Dong has been instrumental in the Company’s development and will now lead Kandi in a challenging market environment. Dr. Dong remarked, “I am honored by the trust the Board has placed in me and deeply appreciate Mr. Hu’s tremendous contributions. I am committed to steering Kandi through its next phase, working together with our Board and shareholders to achieve our goals. I am confident that, with unity, we will realize the Company’s potential and build a promising future.”

The Company also appointed Mr. Feng Chen as Chief Executive Officer, effective October 6, 2024. Mr. Chen brings over two decades of experience in strategic planning, operations, and technological innovation across sectors, particularly in electric vehicles and battery swapping. Throughout his career, Mr. Chen has successfully led several companies, including his role as CEO of Time Space Electric Vehicles Co., Ltd., where he pioneered advances in EV technology and commercial battery swapping solutions. More recently, Mr. Chen served as CEO of Hangzhou Lightning Mobility Technology Co., Ltd., where he oversaw rapid growth in shared mobility and spearheaded the development of battery swapping networks. At Kandi, he will guide the Company’s focus on the all-electric off-road vehicle sector and expanding sustainable mobility solutions. Mr. Chen commented, “I am grateful for the Board’s trust and excited to embrace the responsibilities of CEO. Our management team is actively working on strategic initiatives that will guide Kandi’s future direction. I am confident that, with efficient execution and a unified vision, we will achieve our goals and create lasting value.”

On October 6, 2024, Kandi’s Board of Directors also approved a series of strategic initiatives as part of its broader mission to drive innovation in the all-electric off-road vehicle and mobility sectors. The Company will disclose further details of these initiatives in upcoming communications.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town，Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Kandi Electric Vehicles (Hainan) Co., Ltd. and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contacts:

Kandi Technologies Group, Inc.
Ms. Kewa Luo
+1 (212) 551-3610
IR@kandigroup.com

The Blueshirt Group
Mr. Gary Dvorchak, CFA
gary@blueshirtgroup.co